06006502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 04 2006 BRANCH OF REGISTRATIONS 03 EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 50338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNIBANCO SECURITIES INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street - 29th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 04 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unibanco Securities Inc.

Statement of Financial Condition

December 31, 2005

Unibanco Securities Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of Unibanco Securities, Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Unibanco Securities, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 27, 2006

Unibanco Securities Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 7,327,180
Receivable from clearing broker	131,057
Receivable from affiliates	179,127
Fixed assets (net of accumulated depreciation and amortization of $333,212)	86,219
Deferred tax asset	78,462
Other	33,967
Total assets	$ 7,836,012
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 287,941
Taxes payable	1,137,202
Accrued expenses	95,525
	1,520,668
Stockholder's equity	
Common stock - $0.01 par value - 1,500 shares authorized, issued and outstanding	15
Additional paid-in capital	2,499,985
Retained earnings	3,815,344
Total Stockholder's Equity	6,315,344
Total Liabilities and Stockholder's Equity	$ 7,836,012

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Unibanco Securities Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of UBB Holding Company, Inc., a Delaware Corporation, whose ultimate parent is Unibanco – União de Bancos Brasileiros S.A (the "Parent Company"), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was established in 1997 and is based in New York City. The primary activity of the Company is to function as a boutique specializing in securities issued by foreign companies in the U.S., as well as securities issued in the Brazilian market, which are marketed to institutional investors located in the U.S., Canada, the Caribbean, U.K., Luxembourg, Argentina, and Brazil, among others.

The Company acts as broker-dealer retailing corporate debt and equity securities, provides investments advisory services, introduces customers to a Brazilian brokerage affiliate and serves Brazilian investors with regard to their U.S. investments. The Company acts as underwriter in securities offerings.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash

The Company maintains cash principally at Chase Manhattan Bank.

Securities Transactions

Transactions in securities are recorded on a trade date basis.

Fixed Assets, Depreciation and Amortization

Computer hardware and software are carried at cost and depreciated on a straight line basis using an estimated useful life of two years. Office equipment is carried at cost and depreciated on a straight line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Clearing Arrangements

Pursuant to an agreement between the Company and its correspondent clearing broker, all securities transactions, except those executed on the Brazil exchange, effected by the Company were introduced and cleared on a fully disclosed basis through a U.S. correspondent clearing broker. Securities transactions executed on the Brazil exchange are executed and cleared by Unibanco Corretora de Valores Mobiliarios S.A., an affiliate.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Receivable from Clearing Broker

Receivable from clearing broker primarily represents cash on deposit ($103,247) required by the clearing broker to cover customer defaults, trade errors and proprietary trading and the balance represents commission receivables.

4. Related Party Transactions

The Company has entered into an agreement to provide business advisory services, primarily research on the U.S. capital market environment, the U.S. demand for Brazilian equity and fixed income securities and other economic factors and trends in the U.S., to Unibanco Corretora de Valores Mobiliários S.A., an affiliate.

The Company maintains an agreement to provide fixed income distribution activities with Unibanco Cayman Bank Limited, a subsidiary of Unibanco União de Bancos Brasileiros S.A.

Under an expense sharing agreement, the Company is reimbursed for occupancy and office expenses paid by the Company and charged to an affiliate, Unibanco - União de Bancos Brasileiros S.A. - New York Representative Office.

Certain expenses, including employee compensation and other general office expenses, are paid on the Company's behalf by Unibanco - União de Bancos Brasileiros S.A. - New York Representative Office under such expense sharing agreement. On a monthly basis, the Company reimburses the affiliate for all amounts paid on its behalf.

5. Liabilities Subordinated to Claims of General Creditor

On September 12, 2005, the Company entered into a new cash subordination agreement with Unibanco Cayman Bank Ltd. (the " lender") in the amount of $ 42,000,000 for a period of 45 days in order to enable the Company to participate as an underwriter of securities in accordance with NASD requirements.

On February 15, 2005 the Company repaid $ 1,000,000 of subordinated loan outstanding as of December 31, 2004 obtained from Unipart Participacoes Internacionais Ltd.

6. Income Taxes

For Federal income tax purposes, the Company is included as part of a consolidated tax return filed by its parent, UBB Holding Company, Inc. Deferred taxes are calculated on temporary differences related to assets and liabilities of each member. The Company files its own state and local tax returns.

7. Lease Commitments

The Company rents office space under operating leases terminating in September 2008. The following is a schedule of future minimum lease payments under noncancelable lease agreements:

Year ending		
2006	$	323,640
2007		323,640
2008		242,730
	$	890,010

8. Employee Benefit Plan

All full-time employees of the Company, after being employed for a period of one year, are eligible to participate in the Company's 401(k) Plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants can elect to defer up to $14,000 for the calendar year 2005. The Company provides a matching contribution of 100% of the first 5% contributed by each participant.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $5,924,740, which was $5,823,311 in excess of the amount required of $101,429. The ratio of aggregate indebtedness to net capital is 0.26:1.

10. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

11. Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations is similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is involved in securities brokerage and its industry concentration is financial institutions. The Company's customers securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.